U.S. SECURITIES AND EXCHANGE COMMISSION

                    WASHINGTON, D.C.  20549

                          FORM 12b-25


SEC  FILE  NUMBER:    0-22678

CUSIP NUMBER: 74730L105


                  NOTIFICATION OF LATE FILING

                          (Check One):

[X]  Form 10-K      [ ] Form 11-K     [ ] Form 20-F     [ ]  Form
10-Q     [ ] Form N-SAR

For Period Ended:  31 December, 2000

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

 N/A






PART I--Registrant Information


Full Name of Registrant:  QuadraComm, Inc.

Former Name if Applicable:  RF Technology, Inc.

Address of Principal Executive Officer: 8019 N. Himes Ave., Suite
310, Tampa, Florida  33614_____________________



PART II--Rules 12b-25 (b) and (c)


[X]  (a)   The reasons described in reasonable detail in Part III
of this form could not be eliminated without unreasonable effort or expense;


[X] (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]   (c)   The accountant's statement of other exhibit required
by rule 12B-25(c) has been attached if applicable.



PART III--Narrative


     State below in reasonable detail the reasons why form 10K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

 See attached explanation.


PART IV--Other Information


     (1) Name and telephone number of person to contact in regard to this notification.

RW   Ellis                          813-496-9191
   (Name)                      (Area Code)(Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                 [X] Yes        [ ] No




     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                 [ ] Yes        [X] No



     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   QuadraComm, Inc.
          (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   03-23-2001

By:

/s/R. W. Ellis
R. W. Ellis, President